Exhibit 99.1

ORION ENGINEERED CARBONS ANNOUNCES INTERIM CASH DIVIDEND

Luxembourg - June 28, 2018 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that its board of directors has declared an interim dividend of USD 0.2 per common share, which corresponds for information purposes only, on the basis of the EUR / USD foreign exchange rate, as published by the European Central Bank on June 26, 2018, of EUR 1.00 equaling USD 1.1672, to an aggregated total dividend amount of EUR 10,233,370.60.

The interim dividend will be paid on September 28, 2018. The record date for the interim dividend will be September 20, 2018.
Luxembourg withholding tax at a rate of 15% will be deducted from the interim dividend, subject to certain exemptions and reductions in certain circumstances.

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. Orion produces a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,426 employees worldwide. For more information please visit the website www.orioncarbons.com.

Contact
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com